NEUBERGER BERMAN ALTERNATIVE FUNDS

CLASS A
PLAN PURSUANT TO RULE 12b-1

SCHEDULE A

Class A of the following series of Neuberger Berman Alternative Funds is subject to this Plan Pursuant to 12b-1, at the fee rates specified:

Series	Fee (as a Percentage of Average Daily Net Assets of Class A)
Neuberger Berman Absolute Return Multi-Manager Fund	0.25%
Neuberger Berman Global Allocation Fund	0.25%
Neuberger Berman Hedged Option Premium Strategy Fund	0.25%
Neuberger Berman Long Short Credit Fund	0.25%
Neuberger Berman Long Short Fund	0.25%
Neuberger Berman MLP Income Opportunity Fund	0.25%
Neuberger Berman Multi-Asset Income Fund	0.25%
Neuberger Berman Multi-Style Premia Fund	0.25%
Neuberger Berman Risk Balanced Commodity Strategy Fund	0.25%
Neuberger Berman U.S. Equity Index PutWrite Strategy Fund	0.25%

Date: April 4, 2018